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ANNUAL AUDITED REPORT
FORM X-17A-5
Part III

SEC FILE NUMBER
8- 48020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Voya Investments Distributor, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor (City) CT (State) 06095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Kurtz 860-275-2593 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name - if individual, state last, first, middle name)

55 IVAN ALLEN JR BLVD, SUITE 1000 (Address) ATLANTA (City) GA (State) 30308 (Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher Kurtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Voya Investments Distributor, LLC, as of

December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

/s/ Eddie LeNeve Horne
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Ernst & Young, LLP
Suite 1000
55 Ivan Allen Jr Blvd
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Voya Investments Distributor, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Voya Investments Distributor, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young, LLP
Suite 1000
55 Ivan Allen Jr Blvd
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Building a better working world

Supplementary Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young

We have served as the Company's auditor since 2001.
Atlanta, GA
February 27, 2020

Voya Investments Distributor, LLC
Statement of Financial Condition
December 31, 2019

Assets:		
Cash and cash equivalents	$	38,370,195
Management fee receivable		14,229,930
Deferred acquisition cost, net of amortization		2,056,213
Accounts receivable		1,348,269
Prepaid expenses		772,756
Total assets	$	56,777,363
Liabilities and Member's equity:		
Liabilities:		
Commissions and concessions payable	$	13,703,353
Payables to affiliates		8,860,100
Other liabilities		7,618,399
Accounts payable and other accrued liabilities		1,953,461
Total liabilities		32,135,313
Contingencies (Note 7)		
Member's equity		
Additional paid-in capital	$	70,000,000
Retained earnings (deficit)		(45,357,950)
Total member's equity		24,642,050
Total liabilities and member's equity	$	56,777,363

1. Nature of Business and Ownership

Voya Investments Distributor, LLC (the "Company") is wholly-owned by its primary member, Voya Funds Services, LLC ("Member" or "Parent") which is a wholly-owned subsidiary of Voya Capital, LLC ("Voya Capital"). Voya Capital is a wholly-owned subsidiary of Voya Investment Management LLC ("VIM"). VIM is a wholly-owned subsidiary of Voya Holdings, Inc. ("Voya Holdings"), and ultimately of Voya Financial, Inc ("Voya").

The Company is engaged primarily in the marketing and distribution of mutual funds and variable products but may also distribute 529 Plans, hedge funds, real estate investment trusts, collective investment trusts, private placements and privately negotiated transactions. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is the principal underwriter and distributor for mutual funds which are managed by Voya Financial, Inc. affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition - Distribution Fees and Commissions Related to Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from 0.25% to 1.00% on an annual basis of the respective funds' net assets. The contracts have a single performance obligation aligned closely to the services provided by the Company (e.g., advisory and administrative services to the funds). The services provided by the Company, pursuant to the contract, require the payment of an annual fee equal to the amount specified for each fund. This amount is calculated monthly based on the Fund's current average net assets as provided by the Fund Accountant. Although the basis points used in calculating the fee are fixed, the management fee is a form of variable consideration because it is based on each funds' average net assets, which is dependent on variables such as market performance, fund expenses and investors' contributions and distributions during a period. Due to the uncertainty around the outcome of these variables, which is outside the company's influence and is not predictable, Voya Investment

Distributor, LLC, cannot conclude at contract inception that a significant reversal in the cumulative amount of revenue recognized would not occur if an estimate of future management fees were included in the transaction price. As a result, the Company updates its estimate of management fees on a monthly basis as this uncertainty is resolved. In doing so, no uncertainty exists when recognizing fee income because accruals and the amounts ultimately realized are based on the same average daily net assets for each fund.

Such distribution fees amounted to $150,980,908 for the year ended December 31, 2019, which is included in Distribution fees on the Statement of Operations. Distribution fees receivable is a component of Management fee receivable in the accompanying Statement of Financial Condition and amounted to $13,226,568 at December 31, 2019.

Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from 0.25% to 1.00% of the fund's average daily net assets. Distribution and shareholder service fees are reported as Commission expense on the Statement of Operations. This expense amounted to $90,577,445 for the year ended December 31, 2019, of which $12,986,205 was payable at December 31, 2019.

At December 31, 2019, no revenue was recognized in the current year for which the performance obligation was satisfied in the prior year, but constrained.

529 Distribution Revenue

The Company serves as the distributor of the advisor-sold 529 plan for the Wisconsin College Savings Plan under a subcontract agreement with the program manager TIAA-CREF Tuition Financing Inc. (TFI). The Company also serves as a distributor of the advisor-sold 529 plan for the Iowa Educational Savings Plan. As distributor, the Company receives distribution fees from the 529 investment options, ranging from 0.25% to 1.00%, on an annual basis of the respective investment options' net assets. For additional information regarding the performance obligation, refer to *Revenue Recognition - Distribution Fees and Commissions Related to Affiliated Mutual Funds* as outlined above.

Such distribution and service fees earned from both 529 plans amounted to $9,446,864 for the year ended December 31, 2019, which is included in Distribution fees on the Statement of Operations. Distribution fees receivable is a component of Management fee receivable in the accompanying Statement of Financial Condition and amounted to $832,738 at December 31, 2019.

Under selling agreements with authorized dealers, the Company makes ongoing payments on a monthly basis for distribution and service fees at annual rates ranging from 0.25% to 1.00% of the option's average daily net assets. Distribution and service fees are reported as Commission expense on the Statement of Operations. This expense amounted to $8,018,605 for the year ended December 31, 2019, of which $711,850 was payable at December 31, 2019.

Other Revenue

The Company earns an underwriting fee on the sale of certain shares sold with an upfront load as well as a contingent deferred sales charge ("CDSC") upon the redemption of certain shares sold within a specified period following the purchase. Both of these fees are paid by the shareholder. These fees totaled $1,448,687 for the year ended December 31, 2019 which is included in other revenue on the Statement of Operations. Receivables of $1,518,894, representing underwriting fees, were accrued for as a receivable at December 31, 2019, which is included in accounts receivable on the Statement of Financial Condition. These fees are recognized at the time of the shareholder purchase or redemption.

In addition, the Company earns annual maintenance fees on 529 accounts that have balances below a certain threshold, as well as rollover fees for accounts transferring out of the plans. These fees amounted to $1,681,396 for the year ended December 31, 2019.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2019 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

In January 2019, the Company received a capital contribution from Voya in the amount of $20,500,000 in accordance with its capital reserve requirement under FINRA.

Adoption of New Pronouncements

ASU 2014-09 Revenue from Contracts with Customers
This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the guidance for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted ASU 2014-09 on January 1, 2018. The adoption had no impact on revenue recognition, the Statement of Financial Condition, Statement of Operations, or the Statement of Cash Flows.

ASU 2016-02 Leases
This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type.

ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 to clarify and simplify the provisions and implementation guidance of ASU 2016-02. The Company is currently in the process of determining the impact of an adoption of the provisions of ASU 2016-02. Upon adoption, the Company expects no impact to the Statement of Financial Condition, Statement of Operations, or Statement of Cash Flows. Any new lease arrangements and/or significant modifications entered into subsequent to the adoption date will be reviewed at that time.

The Company adopted ASU 2016-02 on January 1, 2019. The adoption had no impact on Statement of Financial Condition, Statement of Operations, or the Statement of Cash Flows.

Future Adoption of Accounting Pronouncements

ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement
This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement. This standard is effective January 1, 2020 with early adoption permitted. Upon adoption, the Company expects no impact to the Statement of Financial Condition, Statement of Operations, or Statement of Cash Flows.

ASU 2016-13, Measurement of Credit Losses on Financial Instruments
This standard, issued in June 2016, introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments. This standard is effective January 1, 2020 with early adoption permitted. The Company expects no impact to the Statement of Financial Condition, Statement of Operations, or Statement of Cash flows.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2019. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at Voya Holdings Inc. due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

For the tax years 2017 through 2020, Voya Financial, Inc. participates in the IRS Compliance Assurance Process (CAP), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the periods ended December 31, 2017 and December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge (Bridge) phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review or provide any letters of assurance for the tax year.

4. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related service contract or in the period in which a CDSC is applied when the client's investment is redeemed. During the year ended December 31, 2019, $4,147,238 of gross deferred acquisition costs were recorded relating to the sales of Class A and Class C fund shares, and Class A, Class AR, Class C, and Class C1 529 Option shares. Amortization of deferred acquisition costs was $3,589,332 during the year ended December 31, 2019.

The Company is entitled to CDSC, which is imposed upon the redemption of Class A and Class C shares of the funds. Such charges (excluding the Senior Income Fund Class A) are paid by the redeeming shareholder and are imposed on Class A Equity Fund shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% CDSC. All Class A Fixed Income Funds charge 1% for purchases over $500,000 when redeemed within 6 months. CDSC for Class C shares is imposed at a rate of 1% of the lesser of current or original price for one year.

The Senior Income Class A Early Withdrawal charge of 1% is paid by the redeeming shareholder and is imposed on Class A shares for purchases over $500,000 when redeemed within 6 months.

For 529 Plan option shares, the Company is entitled to a CDSC, which is imposed upon the redemption of Class A, Class AR, Class C and Class C1 shares. Such charges are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% of the lessor of current or original purchase price. Charges on redemptions of Class AR and Class C shares within 1 year of purchase amount to 1% of the lessor of current or original purchase price. Charges on redemptions of Class C1 within 1 year of purchase amount to 0.5% of the lessor of current or original purchase price.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison to the net cash flows to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2019, no impairment was recorded.

5. Related-Party Transactions

The Company distributes mutual funds and variable products through its insurance and other affiliates. As the distributor for these products, the Company receives distribution and shareholder service fees from the funds and variable products which are paid to the affiliated companies by the Company upon receipt from the proprietary funds. During 2019, the Company paid to affiliates $69,026,797 in distribution, shareholder service fees and revenue share payments which are recorded in Commissions expense in the Statement of Operations.

The Company participates in administrative service agreements with affiliated companies and Voya for general business, administrative, and management services provided by affiliated companies to the Company. During 2019, the Company incurred expenses under these contracts of $17,631,466. All operating expenses other than those allocated under the administrative agreements are paid directly by the Company.

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third-parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Throughout the year ended December 31, 2019, the Company received capital contributions from its Parent in order to maintain regulatory capital requirements in the form of cash contributions. During the year ended December 31, 2019, these capital contributions totaled $70,000,000 that is reported as a capital contribution in the accompanying Statement of Changes in Member's Equity.

6. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2019, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company were $3,089,529 for the year ended December 31, 2019 and are reported in the Statement of Operations as Salaries and employee benefits expenses.

7. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2019, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

8. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Securities owned of $28,994,659 primarily represent money market funds and short-term investments. These assets are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820. The total amount of interest income earned on the securities is immaterial for 2019.

The following table presents cash and cash equivalents at December 31, 2019.

Money market funds	$	28,994,659
Cash		9,375,536
Cash and cash equivalents	$	38,370,195

There have been no transfers between levels for the year ended December 31, 2019.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2019, the Company had net capital of $5,371,277 which was $3,228,922 in excess of its required net capital of $2,142,355. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 6 to 1.

10. Financial Risk Management

Exposure to credit, liquidity, interest rate, and market risks arises in the normal course of the Company's operations. These risks are limited by the Company's financial management policies and procedures as described below.

Credit Risk
The exposure to credit risk is not considered to be significant as all affiliated companies are owned by the same shareholder. There were no past due or impaired receivables as of December 31, 2019.

Liquidity Risk
Liquidity is the Company's ability to generate sufficient cash flows to meet the cash requirements for both short-term and long-term operating activities. To generate and maintain sufficient liquidity depends on the profitability of the businesses, timing of cash flows, general economic conditions and access to capital of affiliated entities.

Interest Rate Risk
The Company's cash and cash equivalents are primarily invested at short-term market rates. Changes in interest rates would not have a significant impact on the Company's Profit from operations or Retained earnings.

Market Risk
The expected replacement of the London Interbank Offered Rate ("LIBOR") and replacement or reform of other interest rates could adversely affect our results of operations and financial condition.

Central banks throughout the world, including the Federal Reserve, have commissioned working groups of market participants and official sector representatives with the goal finding suitable replacements for LIBOR and replacements or reforms of other interest rate benchmarks, such as EURIBOR and EONIA (the "IBORs"). It is expected that a transition away from the widespread use of such rates to alternative rates based on observable market transactions and other potential interest rate benchmark reforms will occur over the next several years. For example, the Financial Conduct Authority ("FCA"), which regulates LIBOR, has announced that it has commitments from panel banks to continue to contribute to LIBOR through the end of 2021, but that it will not use its powers to compel contributions beyond such date. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021.

On April 3, 2018, the Federal Reserve Bank of New York commenced publication of three reference rates based on overnight U.S. Treasury repurchase agreement transactions, including the Secured Overnight Financing Rate, which has been recommended as an alternative to U.S. dollar LIBOR by the Alternative Reference Rates Committee. Further, the Bank of England is publishing a reformed Sterling Overnight Index Average, consisting of a broader set of overnight Sterling money market transactions, which has been selected by the Working Group on Sterling Risk-Free Reference Rates as the alternative rate to Sterling LIBOR. Central bank-sponsored committees in other jurisdictions, including Europe, Japan and Switzerland, have, or are expected to, select alternative reference rates denominated in other currencies.

The Company's results of operation and financial condition could be adversely affected by the market transition or reform of certain benchmarks. Other factors include the pace of the transition to replacement of reformed rates, the specific terms and parameters for and market acceptance of any alternative reference rate, prices of and the liquidity of trading markets for products based on alternative reference rates, and our ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.

Ernst & Young, LLP
Suite 1000
55 Ivan Allen Jr Blvd
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Voya Investments Distributor, LLC

We have reviewed management's statements, included in the accompanying Voya Investments Distributor, LLC's Exemption Report, in which (1) Voya Investments Distributor, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1), (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019, without exception. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

Ernst & Young
Atlanta, GA
February 27, 2020

Voya Investments Distributor, LLC's Exemption Report

Voya Investments Distributor, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (1) and,
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year ended December 31, 2019 without exception.

I, Christopher Kurtz, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Voya Investments Distributor, LLC
Christopher Kurtz
Chief Financial Officer

February 27, 2020

Ernst & Young, LLP
Suite 1000
55 Ivan Allen Jr Blvd
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Member and Board of Directors
Voya Investments Distributor, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Voya Investments Distributor, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries and copies of wire requests.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments by revenue type.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation

standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Voya Investments Distributor, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

Atlanta, GA
February 27, 2020